UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Solitron Devices, Inc.

(Name of Issuer)

Common Stock, par value $.001 Per Share

(Title of Class of Securities)

834256208

(CUSIP Number)

Tim Eriksen

Eriksen Capital Management LLC

567 Wildrose Circle

Lynden, WA 98264

(360) 393-3019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834256208	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 137,447
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 137,447
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,447
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 834256208	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 127,202
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 127,202
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,202
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 834256208	13D	Page 4 of 6 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Solitron Devices, Inc. (the “Issuer” or “Solitron Devices”).  The address of the issuer is 3301 Electronics Way, West Palm Beach, Florida, 33407.

Item 2. Identity and Background

(a)    This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington. ECM is the managing member of Cedar Creek Partners, LLC (“CCP”), a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b)    The principal business address of Mr. Eriksen, ECM and CCP is 567 Wildrose Circle, Lynden, WA 98264.

(c)     The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d) No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Eriksen is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer was acquired in open market purchases with working capital of CCP and the uncommitted cash of separately managed accounts (“SMA”). The amount of funds expended, excluding commissions, to acquire the shares held by CCP is $526,057, and for the SMAs is $42,359.

Item 4. Purpose of Transaction

ECM acquired shares of Solitron Devices because they believed and continue to believe that the Common Stock is significantly undervalued.  While we believe Solitron's leadership has done a reasonably good job managing the Company from an operational perspective, including, but not limited to, cash flow generation and resolving historical liabilities, we also believe Solitron needs to significantly improve its capital allocation, make better use of its NOL’s, and substantially strengthen its board of directors.  For this reason, we intend to continue to encourage the board’s nominating committee to recruit additional directors from its shareholder base (see Exhibit 1 of previous Schedule 13D filed on August 7, 2014).

CUSIP No. 834256208	13D	Page 5 of 6 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

The following list sets forth the aggregate number and percentage (based on 2,185,832 shares of Common Stock outstanding on September 30, 2014 as reported in the Issuer’s Form 10-Q, for the period ended August 31, 2014) of outstanding shares of Common Stock owned beneficially by Eriksen Capital Management LLC (“ECM”).

Name	No. Of Shares	Percent of Class

Cedar Creek Partners LLC (1)	127,202	5.82%
Separately Managed Accounts (2)	10,245	0.47%
Total	137,447	6.29%

(1) These Shares are owned by Cedar Creek Partners LLC, an investment partnership, for which ECM is Managing Member, and acts as the discretionary portfolio manager.

(2) These Shares are owned by investment clients of ECM, who are also responsible to vote the shares. ECM does not own these shares directly, but by virtue of ECM’s Investment Advisory Agreement with the clients of ECM, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. ECM disclaims beneficial ownership of such Shares.

“Relevant Transactions in Shares” in the past 60 days. All were open market purchases.

CUSIP No. 834256208	13D	Page 6 of 6 Pages

Separately Managed Accounts
Date	Buy/Sell	Quantity	Price
9/19/2014	Buy	1,000	4.09
9/22/2014	Buy	500	4.10
9/24/2014	Buy	500	4.08
10/14/2014	Buy	100	4.02
11/04/2014	Buy	845	4.13
		2,945

Cedar Creek Partners LLC
Date	Buy/Sell	Quantity	Price
10/01/2014	Buy	2,000	4.09
10/15/2014	Buy	400	4.03
11/19/2014	Buy	7,500	4.30
		9,900

Prices exclude commissions

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

none

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

November 26, 2014

ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member